Exhibit 99.9
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED FEBRUARY 28, 2011
The following Management’s Discussion and Analysis (“MD&A”) provides Management’s point of view on the financial position and the results of operations of Theratechnologies Inc. for the three-month period ended February 28, 2011, as compared to the three-month period ended February 28, 2010. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “us”, “our” or similar terms refer to Theratechnologies Inc. and its consolidated subsidiaries. This view contains information that we believe may affect our prospective financial condition, cash flows and results of operations. The unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at February 28, 2011, as well as the MD&A and audited consolidated financial statements including the related notes thereto as at November 30, 2010. Unless specified otherwise, all amounts are in Canadian dollars.
Financial Overview
Theratechnologies (TSX: TH) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. We are leveraging our expertise in the field of metabolism to discover and develop products in specialty markets. Our commercialization strategy is to retain all or a significant portion of the commercial rights to our products.
Our first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration (FDA) in November 2010 and is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTA® is currently marketed in the United States by EMD Serono pursuant to a collaboration and licensing agreement executed in October 2008.
During the first quarter of 2011, we concluded two distribution and licensing agreements for EGRIFTA® outside of the United States. We signed a distribution and licensing agreement with a subsidiary of Sanofi-aventis (collectively, “Sanofi”), on December 6, 2010, granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East, and with Ferrer Internacional S.A. (“Ferrer”), on February 3, 2011, granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.
On February 22, 2011, we announced a new clinical program evaluating tesamorelin in muscle wasting associated with chronic obstructive pulmonary disease (“COPD”). The Phase 2 study will evaluate two different doses using a new formulation and we expect the first patient to be enrolled in the fall of 2011.
In addition, we announced the filing of a preliminary prospectus in order to raise funds with the intention of listing our common shares on the NASDAQ stock exchange in the United States. The offering was subsequently withdrawn due to an offering price that was not acceptable to us.
Following the FDA approval of EGRIFTA® on November 10, 2010, our third-party suppliers increased manufacturing activities in order to support the sales of EGRIFTA® in the United States by EMD Serono. EMD Serono launched EGRIFTA® on January 10, 2011 and we will start receiving royalties from sales in the United States in the second quarter of this year.
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

Our principal objectives are: to maximize the global commercial value of EGRIFTA® by working closely with our partners in order to submit regulatory filings in Europe and selected Latin American markets in the second and third quarters, to launch a Phase 2 clinical program evaluating the potential of tesamorelin for the treatment of muscle wasting associated with COPD, and to solidify our position as a leader in the field of novel GRF products.
Revenues
Consolidated revenues for the three-month period ended February 28, 2011 amounted to $3,518,000, compared to $1,717,000 for the same period in 2010, an increase of 104.9%. The higher revenues in 2011 include $1,798,000 revenues generated from the sales of EGRIFTA® to EMD Serono. The first product shipment of EGRIFTA® took place in December 2010, shortly after its FDA approval as the first treatment in the United States for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.
We will receive royalties on sales of EGRIFTA® in the United States by EMD Serono beginning in the second quarter of fiscal 2011 upon receipt and confirmation of the sales report relating to the previous quarter.
Revenues for the first quarter of 2011 are also associated with the amortization of the initial payment of $27,097,000 received upon the closing of the agreement with EMD Serono. For the three-month period ended February 28, 2011, an amount of $1,711,000 ($1,711,000 for the same period in 2010) was recognized as revenue related to this transaction. At February 28, 2011, the deferred revenues related to this transaction recorded on the balance sheet amounted to $11,981,000.
Cost of Sales
For the first quarter of 2011, the cost of sales of EGRIFTA® totaled $2,595,000. Cost of sales exceeded sales revenue principally due to raw materials purchased prior to negotiating our current long-term procurement agreements, an inventory write-down of $375,000 related to an unfavorable foreign currency difference and costs associated with validating a second EGRIFTA® supplier. There were no costs related to the production of EGRIFTA® in the first quarter of 2010, as we only began producing inventories through our third-party suppliers during the second half of 2010, in anticipation of the launch of EGRIFTA® in the United States.
R&D Activities
Research and development (“R&D”) expenses, net of tax credits, totaled $2,993,000 for the first quarter of 2011, compared to $4,123,000 for the same period in 2010, a decrease of 27.4%. The R&D expenses incurred in the first quarter are related to the preparation for the Phase 2 clinical trial evaluating tesamorelin in muscle wasting associated with COPD, to the work on a new formulation and a new presentation of EGRIFTA®, as well as to the development of novel growth hormone releasing factor peptides. R&D expenses also include all regulatory, manufacturing and clinical activities to support our three commercial partners, as well as follow up on the post-approval commitments. The R&D expenses incurred in the first quarter of 2010 were mainly related to the regulatory activities connected with the preparation for the FDA Advisory Committee meeting which took place on May 26, 2010.
Selling and Market Development Expenses
Selling and market development expenses amounted to $477,000 for the first quarter of 2011, compared to $620,000 for the same period in 2010, a decrease of 23.1%. The decrease is principally due first-quarter signings of distribution and licensing agreements with Sanofi and Ferrer which transferred responsibility for all marketing expenses to the licensees. Selling and market development expenses continue to include activities associated with the management of the agreements with our three partners.

General and Administrative Expenses
For the first quarter of 2011, general and administrative expenses amounted to $3,215,000, compared to $1,745,000 for the same period in 2010. The higher expenses were principally due to costs associated with the change in leadership of the Company, many of which were entirely expensed in the first quarter of 2011. Additional expenses were also incurred in relation to deferred stock units granted to the members of the Board of Directors during the first quarter. Although the deferred stock units replace a part of their annual compensation, the deferred stock units were entirely expensed in the three-month period.
Net Financial Charges
Interest revenues for the first quarter 2011 amounted to $372,000 compared to $578,000 for the same period in 2010. Lower interest revenues for 2011 were due to a lower yield on the portfolio during the period.
As at November 30, 2010, the foreign currency difference arising from the conversion of the US$25,000,000 milestone payment from EMD Serono into the functional currency of the Company resulted in a net foreign exchange gain of $635,000 as of November 30, 2010. However, in the first quarter, when this amount was converted to Canadian dollars, a foreign exchange loss of $550,000 was incurred. The foreign exchange loss for the same period in 2010 was $44,000.
Net Results
Taking into account the revenues and expenses described above, we recorded a first quarter net loss of $5,932,000, or $0.10 per share, compared to a net loss of $4,241,000, or $0.07 per share for the same period in 2010.
Financial Position
At February 28, 2011, liquidities, which include cash and bonds, amounted to $55,842,000, and tax credits and grants receivable amounted to $485,000, for a total of $56,327,000.
Taking into account the revenues and expenses described above, for the three-month period ended February 28, 2011, use of cash from operating activities, was $7,764,000, compared to f $7,676,000 for the same period in 2010. Use of cash includes changes in trade and other receivables, related to product sales to EMD Serono.
Quarterly Financial Information
The following table is a summary of our unaudited consolidated operating results presented in accordance with IFRS for the last eight quarters.
(in thousands of Canadian dollars, except per share amounts)

	2011				2010			2009

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	$3,518	$26,717	$1,717	$1,717	$1,717	$1,718	$12,601	$1,717
Net (loss) profit	$(5,932)	$21,299	$(3,357)	$(4,771)	$(4,241)	$(4,654)	$5,779	$(5,454)
Basic and diluted (loss ) earnings per share	$(0.10)	$0.35	$(0.06)	$(0.08)	$(0.07)	$(0.08)	$0.10	$(0.09)

As described above, the higher revenues in 2011 include $1,798,000 of revenues generated from the sales of EGRIFTA® to EMD Serono. The higher revenue in the fourth quarter of 2010 is related to the receipt from EMD Serono of a milestone payment of $25,000,000 following marketing approval of EGRIFTA® by the FDA. The higher revenue in the third quarter of 2009 is related to the milestone payment of $10,884,000 received from EMD Serono following the FDA’s granting acceptance to file our New Drug Application for EGRIFTA®.

Subsequent Events
On March 8, 2011, the Board of Directors decided not to pursue our public offering in Canada and the United States due to an expected offering price which was not acceptable. We had previously announced our intention to proceed to an initial public offering in the United States on February 22, 2011, with the filing of a preliminary short form base prospectus. The decision to withdraw the offering does not affect the corporate strategy, as we intend to pursue our business plan with our existing financial resources. The costs associated with the withdrawn public offering amount to approximately $2,000,000, and were not included in the forecasted expenses previously disclosed for 2011.
Between March 1, 2011 and April 11, 2011, 284,168 options were exercised at a weighted exercise average price of $1.92 per share for a cash consideration of $545,000.
Upcoming changes in accounting policies
(a)	Amendments to existing standards:

Annual improvements to IFRS:

The IASB’s improvements to IFRS contain seven amendments that result in accounting changes for presentation, recognition or measurement purposes. The most significant features of the IASB’s annual improvements project published in May 2010 which are applicable for annual periods beginning on or after January 1, 2011 (with partial adoption permitted) are included under the specific revisions to standards discussed below.
(i)	IFRS 7:

Amendment to IFRS 7, Financial Instruments: Disclosures:

Multiple clarifications related to the disclosure of financial instruments and in particular in regards to transfers of financial assets.

(ii)	IAS 1:

Amendment to IAS 1, Presentation of Financial Statements:

Entities may present the analysis of the components of other comprehensive income either in the statement of changes in equity or within the notes to the financial statements.

(iii)	IAS 27:

Amendment to IAS 27, Consolidated and Separate Financial Statements:

The 2008 revisions to this standard resulted in consequential amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates, IAS 28, Investments in Associates, and IAS 31, Interests in Joint Ventures. IAS 27 now provides that these amendments are to be applied prospectively.

(iv)	IAS 34:

Amendment to IAS 34, Interim Financial Reporting:

The amendments place greater emphasis on the disclosure principles for interim financial reporting involving significant events and transactions, including changes to fair value measurements and the need to update relevant information from the most recent annual report.
In addition, the following new or revised standards and interpretations have been issued but are not yet applicable to us:
(i)	IFRS 9 Financial instruments:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

As part of the project to replace IAS 39, Financial Instruments: Recognition and Measurement, this standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets. More specifically, the standard:
•	deals with classification and measurement of financial assets

•	establishes two primary measurement categories for financial assets: amortized cost and fair value

•	prescribes that classification depends on entity’s business model and the contractual cash flow characteristics of the financial asset

•	eliminates the existing categories: held to maturity, available for sale, and loans and receivables.
Certain changes were also made regarding the fair value option for financial liabilities and accounting for certain derivatives linked to unquoted equity instruments.
Outstanding Share Data
On April 11, 2011, the number of shares issued and outstanding was 60,799,932 while outstanding options granted under the stock option plan were 2,754,803.
Contractual Obligations
Except as described herein, there were no material changes in contractual obligations during the quarter, other than in the ordinary course of business.
Economic and Industry Factors
Economic and industry factors were substantially unchanged from those reported in our 2010 Annual Report.
Forward-Looking Information
This MD&A for the first quarter contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the preparation and filing of applications seeking regulatory approval of EGRIFTA® in the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in various territories outside of the United States, the revenue to be generated as a result of sales of EGRIFTA® to EMD Serono and the receipt of royalties from EMD Serono in connection with the sale of EGRIFTA® in the United States. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them and the use of the future and conditional tenses as well as similar expressions denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that EGRIFTA® is not approved in all or some of the territories referred to in this MD&A, the revenue and royalties we expect to generate from sales of EGRIFTA® are lower than anticipated, the supply of EGRIFTA® to our commercial partners is delayed or suspended as a result of problems with our suppliers, EGRIFTA® is withdrawn from the market as a result of defects or recalls, our intellectual property is not adequately protected and our liquidity level decreases based on unexpected activities that must be carried out in order to achieve our business plan.

Although the forward-looking information contained in this MD&A is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information and the Company’s objectives include the assumption that EGRIFTA® for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy will receive approvals in the territories referred to in this MD&A, no additional clinical studies will be required to obtain these regulatory approvals, EGRIFTA® will be accepted by the marketplace in the United States and will be on the list of reimbursed drugs by third-party payers, relations with third-party suppliers of EGRIFTA® will be conflict-free and that such third-party suppliers will have enough capacity to manufacture and supply EGRIFTA® to meet its demand and will manufacture on a timely-basis and that the Company’s business plan will not be substantially modified.
Consequently, the forward-looking information is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company, its business, its financial condition or its results of operations. Furthermore, the forward-looking information reflects current expectations regarding future events only as of the date of this MD&A.
Investors are referred to the Company’s public filings available at www.sedar.com. In particular, further details on the risks and descriptions of the risks are disclosed in the “Risks and Uncertainties” section of the Company’s Annual Information Form, dated February 22, 2011, for the year ended November 30, 2010. This MD&A is dated April 12, 2011, and has been approved by the Audit Committee.